Mail Stop 3561

May 11, 2007

Shaul Menachem
Chief Executive Officer
Limco-Piedmont Inc.
5304 S. Lawton Avenue
Tulsa, Oklahoma 74107

   Re: Limco-Piedmont Inc.
      Registration Statement on Form S-1
      Filed April 16, 2007
      File No. 333-142157

Dear Mr. Menachem:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

  1. Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

2. We note that a portion of the shares being registered are currently owned by and will be offered by TAT Technologies Ltd. Please include a separate section to disclose the selling shareholder information required by Item 507 of Regulation S-K.

3. Define technical terms the first time they are used, including:

    - Page 1: pneumatic ducting
    - Page 1: air-to-air heat transfer products
    - Page 2: heat transfer components
    - Page 35: ISO 9001 certified
    - Page 37: ISO 9000
    - Page 41: MIL

Our Company, page 1

4. You indicate here and elsewhere in the prospectus that you have four repair stations to provide MRO services, however on pages 11 and 42 you mention only three. Please revise here and throughout the filing to provide consistent disclosure in this regard.

5. Please indicate here that you are a wholly-owned subsidiary of TAT and that TAT will continue to own a majority of your shares after this IPO.

6. Please provide total revenues and net income for the most recent audited and stub period, if applicable.

Industry Background, page 2

7. Please revise your filing to provide support for the industry statistics you cite, particularly here and in the Industry Background section beginning on page 34. Tell us whether the information provided by AeroStrategy and any other sources you cite are available to the public without charge or at a nominal cost. If the sources are not publicly available at nominal or no cost, please file as an exhibit a consent from each third party for the use of the information in the prospectus. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may remove the references to third parties and attribute the information to the company's own research.

8. Please also provide support for your various assertions regarding the cost cutting measures and outsourcing initiatives being undertaken by air carriers, or revise to state these as your belief. Make corresponding changes in the section beginning on page 34.

Our Competitive Strengths, page 3

9. Please revise your disclosure to substantiate your claims that you have reduced inventory levels, improved efficiency and on-time performance, and reduced manufacturing lead times since acquisition of Piedmont.

Our Strategy, page 3

10. Please expand your disclosure to discuss in greater detail management's current search for opportunities to acquire or construct a facility in the Asia Pacific region. For example, discuss what type of facility you intend to acquire or construct, whether potential sites have been identified, whether funds have been budgeted for such acquisition or construction, how much in total you expect such a facility to cost, and what timeline you project and obstacles you face in connection with these efforts.

11. Given the unique nature of every company and business combination, we recommend revising the third bullet to remove the comparison to the Piedmont acquisition when disclosing that future acquisition opportunities may exist. Also, consistent with your disclosure on page 16, disclose here that you have no present plans, proposals or arrangements with respect to any acquisition.

Industry and Market Data, page 16

12. Please remove all disclaimers as to accuracy regarding market or industry information cited in your prospectus.

Risk Factors, page 7

General

13. Pursuant to your disclosure on page 39, please consider adding a risk factor to discuss the additional security measures that must be maintained to perform under your federal government contracts and the potential impact on you if such security measures fail or are breached.

A decline in U.S. military spending could result in a reduction of the amount of products and services we sell to the U.S. Government, page 9

14. If applicable, please consider revising this risk factor to include the negative impact on your business resulting from a prompt withdrawal from Iraq or an end to the current conflict there.

<u>We are exposed to potential liabilities arising from product liability and warranty claims, page 11</u>

15. Please revise your disclosure to provide support for your claim that some customers have delayed the replacement of parts beyond their recommended lifetime, or revise to state this as your belief.

<u>Conflicts of interest may arise, page 13</u>

16. Please revise to indicate whether or not there is a current date planned for the conclusion of Mr. Menachem's employment.

<u>Selected Financial Data, page 19</u>

17. Briefly describe the Piedmont acquisition, or cross-reference to a discussion thereof. Also discuss any other factors that materially affect the comparability of the information reflected in selected financial data. See Instruction #2 to Item 301 of Regulation S-K.

<u>Management's discussion and analysis of financial condition and results of operations, page 20</u>

18. Please note that MD&A should provide a narrative explanation that allows investors to see the company through the eyes of management. Please expand your MD&A to identify and discuss key performance indicators that management uses or will use to manage the business and that would be material to investors. Please consider the MD&A guidance in SEC Release Nos. 33-8350 and 34-48960. Further, while you note in various places throughout this section that changes are due in large part to the acquisition of Piedmont, please provide more insight into how investors should measure your performance and how each of your business lines are being impacted by market trends.

19. In your description of the acquisition of Piedmont, disclose the total consideration of approximately $20.2 million. The total consideration for an acquisition includes any assumed debt. Please revise throughout your filing.

<u>Results of Operations, page 24</u>

20. In your discussion of the increase in your revenues, you highlight the acquisition of Piedmont. However, you should also discuss the reasons for the changes in your revenues that are not attributable to your acquisition of Piedmont. In this regard, disclose the extent to which such changes are attributable to changes in the price of your services or the volume of services provided to your customers. See Item 303(a)(3)(iii) of Regulation S-K.

21. With respect to the 5% decrease in your OEM product revenues for 2005 as compares to 2004, discuss the reasons for this decrease. Also, please ensure that amounts are presented consistently throughout your filing. For example, you state on page 25 that OEM product revenues were approximately $3.6 million for 2005. However, on page 24, you state that OEM product sales were approximately $4.0 million for 2005 (as well as for 2006).

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005, page 24

22. In regard to your disclosure in the Cost of Revenues subsection on page 25, please briefly describe the situation that enabled you to benefit from a one-time opportunity to purchase parts for resale at a significant discount.

23. Please provide additional disclosure to support your statement that senior management has "successfully operated" your business through "some of the most difficult market cycles in the history of the aerospace industry" or revise to remove this assertion.

24. Please substantiate to us how your "multi-disciplinary engineering capabilities and technical expertise in heat transfer components" distinguishes you from many of your MRO competitors.

Liquidity and Capital Resources, page 28

25. In the second paragraph of this section, you state that you assumed approximately $10.5 million of indebtedness in connection with your acquisition of Piedmont. In order to be consistent with your disclosures on page 20, as well as those in Note 2 to your financial statements, please be more specific in these disclosures. For example, on page 20, you could say that you assumed approximately $10.5 million of indebtedness and $3.7 million of other liabilities.

26. In the third paragraph, you state that $4.0 million is due under the Bank Leumi USA loan as of December 31, 2006. According to the disclosure in Note 9 to your financial statements, this $4.0 million is fully repayable by July 1, 2007. Discuss how you intend to fund the repayment of this indebtedness during the first six months of 2007.

27. At the end of the sixth paragraph, specifically state the expected source of funding for your 2007 capital expenditures of $2 million. See Item 303(a)(2)(i) of Regulation S-K.

28. Pursuant to Instruction #5 to Item 303(a) of Regulation S-K, liquidity shall be discussed on both a long-term and short-term basis. Accordingly, in the seventh paragraph, expand your disclosure to discuss the fact (if true) that you will have no sources of long-term liquidity after your planned repayment during 2007 of the loans due to Bank Leumi USA and TAT Technologies.

Contractual Obligations, page 30

29. We note that you have included only principal payments in your table of contractual obligations. We believe you should also include estimated interest payments in the table or, in the alternative, include additional disclosure regarding interest payments in a footnote to the table. For variable rate debt, you should include a discussion of the methodology used in the calculation. See Section IV.A of FR-72 for guidance.

30. In the paragraph under the table of contractual obligations, you assert that you currently do not have significant capital spending or purchase commitments. However, on page 10, you state that you have entered into a five-year supply contract with Honeywell to purchase APU parts. Also, on page 54, you indicate that you are required to purchase certain core matrices pursuant to an agreement with Hamilton Sundstrand. You may also want to make reference to your 10-year agreement with TAT Technologies. Finally, on page 28, you state that your 2007 capital expenditures are expected to total $2 million. Please revise, as appropriate.

MRO Services, page 36

31. Please provide us with a basis for your belief that you are one of the two leading providers of MRO services for heat transfer components.

Engineering Capabilities, page 38

32. We note that having a Designated Engineer Representative on staff allows you to enter the market more quickly than competitors who do not employ one. Please tell us how many of your competitors have a DER on staff. If many of your competitors have a DER on staff, please revise your disclosure to clarify this fact. Also, tell us how much more quickly you can enter the market with a DER on staff than a competitor who does not have a DER on staff.

Part Services, page 38

33. You indicate in the last paragraph of this section that you believe that the growth of your parts services division is attributable to your access to the large inventory of parts you maintain for your MRO services. However, elsewhere in the

prospectus including on pages 3, 10, 11, and 38 you indicate that you maintain low or reduced levels of inventory. Please revise for consistency or advise.

Sales and Marketing, page 40

34. Please indicate how your independent representatives are compensated, by commission or otherwise.

Board of Directors and Officers, page 44

35. Please provide board and committee meeting information required by 407(b) of Regulation S-K and shareholder communication information required by 407(f) of Regulation S-K.

Code of Business Conduct and Ethics, page 45

36. If the code of ethics you have adopted is not currently available on your website, please tell us why not.

Board Committees, page 45

37. Please state why there is no standing nominating committee and provide other information about the nominating process. Refer to Item 407(c) of Regulation S-K.

Compensation Committee, page 46

38. Please provide additional information on the compensation committee, including whether or not it has a charter and the scope of its authority. Refer to Item 407(e) of Regulation S-K.

Overview, page 47

39. We note your disclosure that Messrs. Menachem, Moshiashvili and Orrell comprised the executive officers whose annual "salary and bonus" exceeded $100,000 during the year ended December 31, 2006. Please note that the determination of highly compensated executive officers shall be made by reference to "total compensation" for the last completed fiscal year. Refer to Instruction 1 to Item 402(a)(3) of Regulation S-K and Section II.C.6.b of Securities Act Release No. 33-8732A, and revise accordingly.

40. Also, note that compensation information must be provided for up to two individuals for whom disclosure would have been provided but for the fact that

the individuals were not serving as executive officers at the end of the last completed fiscal year. Consistent with your disclosure on page 49, it appears that Eran Frankel should be included as a named executive officer and all applicable compensation disclosure provided on his behalf. Refer to Item 402(a)(3)(iv) of Regulation S-K.

Executive Compensation Policy, page 47

41. We note your disclosure that determining the compensation of each named executive officer is not a mechanical process, and in making such determinations the compensation committee will use their judgment and experience and work with the named executive to determine the appropriate mix for each individual. Please expand your disclosure to more fully address the requirements of Item 402(b)(2)(v)-(ix) of Regulation S-K. In particular, how do you determine the amount or formula for each element of pay, including the percentages used to award annual cash bonuses and the 400,000 options of equity incentive compensation that you intend to issue upon closing? Do these amounts or formulas change every year and, if so, what specific items of corporate performance are taken into account in making compensation decisions and what factors do you consider in increasing or decreasing compensation materially? What is your policy for allocating between long-term and currently paid out compensation?

Equity Incentive Compensation, page 48

42. Please define what you mean by phantom options.

Summary Compensation Table, page 49

43. You indicate in footnote 2 that the $74,819 listed under option awards for Mr. Menachem represents "payments due to Mr. Menachem in 2006 in respect of his phantom options on the ordinary shares of TAT Technologies." Please tell us whether Mr. Menachem actually received this amount or, alternatively, that it has not been received but represents the fair value computed in accordance with FAS 123R. Refer to Instructions to Item 402(c)(2)(iii) and (iv) of Regulation S-K.

Relationship with TAT Technologies, page 53

44. For clarity, please revise the first sentence of the second paragraph to provide the positions that Messrs. Zeelim, Beck, and Ofen held at both TAT Technologies and Limco-Piedmont.

Manufacturing License Agreement, page 54

45. Please explain how this agreement helped you comply with the U.S. Department of State's International Traffic in Arms Regulations. In addition, provide all material terms of the manufacturing license agreement.

Common Stock, page 56

46. The first sentence of the second paragraph is a legal conclusion which you are not qualified to make. Either delete the sentence or attribute it to a law firm and file a consent in the next amendment.

47. Please outline briefly the information required by Item 202(a)(1) of Regulation S-K regarding your common stock and Item 202(a)(4) of Regulation S-K regarding whether the rights of the common shares may be materially limited or qualified by the rights of any other authorized class of securities.

Anti-Takeover Considerations, page 56

48. The description of anti-takeover provisions in your certificate of incorporation, bylaws, and Delaware law should be materially complete, without reference to the provisions of formal documents or the law, as contained in the second paragraph of this section. Accordingly, please remove the language indicating that the summary in this section is "qualified in its entirety by reference to our certificate of incorporation and bylaws… as well as the Delaware law."

Underwriting, page 61

49. Please revise to state that the selling shareholder may be deemed an underwriter. Also, it appears that TAT is neither a broker-dealer nor an affiliate of a broker-dealer. Please confirm this to us.

Consolidated Financial Statements of Limco-Piedmont

Consolidated Statements of Income, page F-5

50. Based on the captions used in your Statements of Income, it appears that all of your revenues are derived from services. Accordingly, we suggest that presentation of a sub-total for gross profit (which term is generally associated with sales of product) may not be meaningful since many of your selling and marketing expenses, as well as certain general and administrative expenses, relate directly to generating revenue from your customers. Please revise throughout your filing. In Notes 14 and 15 to your financial statements, we would not object to your presentation of operating income in lieu of gross profit.

Note 10 – Employee Stock Compensation, page F-19

51. Please explain to us how you have calculated the liability of $347,945 related to the Phantom Stock Options recorded at December 31, 2006.

Note 2 – Acquisition of Piedmont, page F-15

52. Revise the table summarizing the purchase price to include indebtedness and other liabilities assumed (shown on separate lines) as part of the total consideration paid. Also, revise the table setting forth your purchase price allocation to show the same total consideration paid.

Goodwill

53. In light of the material increase in goodwill generated by your acquisition of Piedmont during 2005, add a footnote to your financial statements to present the changes in the carrying amount of goodwill, as required by paragraph 45(c) of SFAS 142.

Note 8 – Transactions with Related Parties, page F-18

54. We note your disclosure that you recently entered into an agreement that requires you to purchase all cores required for your heat exchangers from TAT Technologies. However, on page 54, you discuss an exception to this agreement for cores required to be purchased from Hamilton Sundstrand. Please revise these disclosures, as appropriate, to ensure accuracy and consistency.

Note 9 – Long-Term Debt, page F-19

55. You state that substantially all of your assets are pledged as security for a term loan to your bank. However, in Note 8, you state that your loans with TAT Technologies are subject to a loan agreement with one of its banks, which providers for a security interest in substantially all of your assets. Please revise, as appropriate, to indicate whether the same bank is involved. If not, state which security interest represents the first-priority lien on your assets.

Financial Statements of Piedmont

56. The financial statements of Piedmont should include the interim period of 2005 up through the date of acquisition (July 6, 2005). See Rule 3-05 of Regulation S-X. If, for convenience, you have included the operations of Piedmont since July 1, 2005, you should provide Piedmont's interim financial statements for the six months ended June 30, 2005.

57. The auditors' report on the Piedmont financial statements should be revised to make reference to the auditing standards of the PCAOB. Refer to the guidance in the PCAOB's Auditing Standard No. 1, as well as AU Section 508 of the Codification of Statements on Auditing Standards.

58. Please revise the chronological order of the data presented in the financial statements of Piedmont to be consistent with the order shown in the financial statements of Limco-Piedmont. See Topic 11-E of the Staff Accounting Bulletins.

Financial Statement Schedule

59. In accordance with the requirements of Rule 5-04 of Regulation S-X, please provide Schedule II (Valuation and Qualifying Accounts), if applicable. In this regard, among other items that may be required, the schedule should include data for all periods for the following valuation and qualifying accounts: (1) allowance for doubtful accounts receivable; (2) reserves for excess and obsolete inventories; (3) valuation allowance on deferred tax assets; (4) reserves for sales allowances, discounts, rebates and other adjustments. Also, please ensure that such schedule is examined and covered by the independent accountant in their audit report.

General

60. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

61. Provide currently dated consents from the independent public accountants in the amendment.

Exhibits

62. Please file legality opinions and tax opinions with the next amendment.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Amy Geddes at (202) 551-3304 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions. If you need further assistance, you may contact me at (202) 551-4817.

                                          Regards,

                                          Joshua Ravitz
                                          Attorney Advisor

cc: <u>Via Facsimile (212) 732-3232</u>
        Steven J. Glusband
        Carter Ledyard & Milburn LLP
        Two Wall Street
        New York, New York 10005